Exhibit 99.2

Consolidated Interim Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

For the three-month periods ended May 31, 2012 and 2011

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

Financial Statements

Consolidated Interim Statements of Financial Position	1

Consolidated Interim Statements of Earnings and Comprehensive Loss	2

Consolidated Interim Statements of Changes in Equity	3

Consolidated Interim Statements of Cash Flows	5

Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by an auditor.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Financial Position
(Unaudited)

As at May 31, 2012 and February 29, 2012

	May 31, 2012	February 29, 2012

Assets

Current assets:
Cash	$3,569,880	$3,765,265
Short-term investments	9,386,259	12,711,310
Trade and other receivables	9,290,393	8,620,838
Tax credits receivable	1,410,991	1,215,524
Prepaid expenses	538,697	430,368
Inventories	8,947,125	6,832,910
	33,143,345	33,576,215

Government grant receivable	–	50,000
Property, plant and equipment	11,787,751	7,552,126
Intangible assets	1,501,070	1,357,740
Investment tax credit receivable	1,200,000	1,200,000
Deferred tax asset	1,000,000	1,000,000
Total assets	$48,632,166	$44,736,081

Liabilities and Equity

Current liabilities:
Loans and borrowings (note 7)	$1,751,810	$2,908,898
Trade and other payables	8,036,111	4,971,018
Advance payments (note 6)	908,395	813,203
Private placement warrants (note 3)	796,365	573,688
	11,492,681	9,266,807

Loans and borrowings (note 7)	4,354,373	2,845,272
Total liabilities	15,847,054	12,112,079

Equity:
Share capital (note 3)	46,143,016	45,841,986
Warrants (note 3)	741,990	743,195
Contributed surplus	14,103,323	13,156,913
Deficit	(32,956,652)	(31,973,311)
Total equity attributable to equity holders of the Corporation	28,031,677	27,768,783

Non-controlling interest (note 4)	2,478,701	3,178,566
Subsidiary options (note 3)	2,274,734	1,676,653
Total equity attributable to non-controlling interest	4,753,435	4,855,219

Total equity	32,785,112	32,624,002

Commitments and contingencies (note 10)
Subsequent event (note 12)
Total liabilities and equity	$48,632,166	$44,736,081

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month periods ended May 31, 2012 and 2011

	May 31, 2012	May 31, 2011

Revenue from sales	$6,153,130	$4,283,234
Cost of sales	(2,539,575)	(2,058,473)
Gross profit	3,613,555	2,224,761

Other income - revenue from research contracts	–	9,464
Selling expenses	(571,252)	(648,318)
General and administrative expenses	(2,963,297)	(1,812,073)
Research and development expenses, net of tax credits of $195,467 (2011 - $108,704)	(1,777,915)	(736,181)
	(1,698,909)	(962,347)

Finance income	32,098	15,059
Finance costs	(259,475)	(439,409)
Foreign exchange gain	231,780	127,828
Net finance income (expense)	4,403	(296,522)

Net loss and comprehensive loss for the period	$(1,694,506)	$(1,258,869)

Net loss and comprehensive loss attributable to:
Owners of the Corporation	$(983,341)	$(838,505)
Non-controlling interest	(711,165)	(420,364)

Net loss and comprehensive loss for the period	$(1,694,506)	$(1,258,869)

Basic loss per share	$(0.020)	$(0.020)
Diluted loss per share	(0.020)	(0.020)

Basic weighted average number of common shares	49,736,487	39,529,725
Diluted weighted average number of common shares	49,736,487	39,529,725

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity
(Unaudited)

Three-month periods ended May 31, 2012 and 2011

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
								Non-
	Share capital			Contributed			Subsidiary	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	options	interest	Total	equity

Balance at February 29, 2012	49,688,843	$45,841,986	$743,195	$13,156,913	$(31,973,311)	$27,768,783	$1,676,653	$3,178,566	$4,855,219	$32,624,002

Net loss and comprehensive loss for the period	–	–	–	–	(983,341)	(983,341)	–	(711,165)	(711,165)	(1,694,506)
	49,688,843	45,841,986	743,195	13,156,913	(32,956,652)	26,785,442	1,676,653	2,467,401	4,144,054	30,929,496

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Warrants exercised	1,250	4,518	(1,205)	–	–	3,313	–	–	–	3,313
Share-based payment transactions	–	–	–	1,022,460	–	1,022,460	598,081	–	598,081	1,620,541
Share options exercised	117,000	296,512	–	(79,012)	–	217,500	–	–	–	217,500
Total contributions by and distribution to owners	118,250	301,030	(1,205)	943,448	–	1,243,273	598,081	–	598,081	1,841,354

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of subsidiary options by third parties	–	–	–	2,962	–	2,962	–	11,300	11,300	14,262
Total changes in ownership interest in subsidiaries	–	–	–	2,962	–	2,962	–	11,300	11,300	14,262

Total transactions with owners	118,250	301,030	(1,205)	946,410	–	1,246,235	598,081	11,300	609,381	1,855,616

Balance at May 31, 2012	49,807,093	$46,143,016	$741,990	$14,103,323	$(32,956,652)	$28,031,677	$2,274,734	$2,478,701	$4,753,435	$32,785,112

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity, Continued
(Unaudited)

Three-month periods ended May 31, 2012 and 2011

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
								Non-
	Share capital			Contributed			Subsidiary	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	options	interest	Total	equity

Balance at February 28, 2011	42,490,874	$31,148,232	$104,987	$9,471,507	$(28,586,171)	$12,138,555	$207,128	$920,681	$1,127,809	$13,266,364

Net loss and comprehensive loss for the period	–	–	–	–	(838,505)	(838,505)	–	(420,364)	(420,364)	(1,258,869)
	42,490,874	31,148,232	104,987	9,471,507	(29,424,676)	11,300,050	207,128	500,317	707,445	12,007,495

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Issuance of shares and warrants through private placement	5,785,057	10,154,329	743,195	–	–	10,897,524	–	–	–	10,897,524
Share-based payment transactions	–	–	–	513,126	–	513,126	75,095	–	75,095	588,221
Share options exercised	67,500	286,345	–	(113,345)	–	173,000	–	–	–	173,000
Total contributions by and distribution to owners	5,852,557	10,440,674	743,195	399,781	–	11,583,650	75,095	–	75,095	11,658,745

Change in ownership interests in subsidiaries that do not result in a loss of control
Conversion of subsidiary convertible redeemable shares	–	–	–	–	(1,997,487)	(1,997,487)	–	1,997,487	1,997,487	–
Total changes in ownership interest in subsidiaries	–	–	–	–	(1,997,487)	(1,997,487)	–	1,997,487	1,997,487	–

Total transactions with owners	5,852,557	10,440,674	743,195	399,781	(1,997,487)	9,586,163	75,095	1,997,487	2,072,582	11,658,745

Balance at May 31, 2011	48,343,431	$41,588,906	$848,182	$9,871,288	$(31,422,163)	$20,886,213	$282,223	$2,497,804	$2,780,027	$23,666,240

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Cash Flows
(Unaudited)

Three-month periods ended May 31, 2012 and 2011

	May 31, 2012	May 31, 2011

Cash flows from operating activities:
Net loss for the period	$(1,694,506)	$(1,258,869)
Adjustments:
Depreciation of property, plant and equipment	178,665	183,251
Amortization of intangible assets	9,465	8,112
Stock-based compensation	1,620,541	588,221
Net finance (income) expense	(4,403)	296,522
Foreign exchange gain	231,780	127,828
Foreign exchange gain on cash	(63,770)	–
Unrealized foreign exchange gain on advance payments	(15,882)	–
	261,890	(54,935)

Changes in non-cash operating working capital items:
Trade and other receivables	(619,555)	(297,700)
Tax credits receivable	(195,467)	400,604
Prepaid expenses	(108,329)	712,247
Inventories	(2,114,215)	(2,137,716)
Trade and other payables	539,839	637,133
Advance payments	111,074	20,419
	(2,386,653)	(665,013)

	(2,124,763)	(719,948)

Cash flows from investing activities:
Interest received	18,649	15,059
Acquisition of property, plant and equipment	(1,873,367)	(84,739)
Acquisition of intangible assets	(168,464)	(3,712)
Maturity of short-term investments	3,338,500	491,320
Acquisition of short-term investments	–	(6,909,365)
	1,315,318	(6,491,437)

Cash flows from financing activities:
Repayment of loans and borrowings	(1,392,117)	(878,079)
Increase in loans and borrowings	3,037,393	–
Differed financial expenses	(1,295,067)	–
Proceeds from exercise of subsidiary warrants	14,262	–
Proceeds from exercise of warrants	3,313	–
Net proceeds from private placement	–	11,517,318
Proceeds from exercise of options	217,500	173,000
Interest paid	(34,994)	(59,001)
	550,290	10,753,238

Foreign exchange gain on cash held in foreign currencies	63,770	–
Net (decrease) increase in cash	(195,385)	3,541,853

Cash (bank indebtedness), beginning of period	3,765,265	(39,533)

Cash, end of period	$3,569,880	$3,502,320

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired property, plant and equipment included in accounts payable and accrued liabilities	$4,008,338	$–
Intangible assets included in accounts payable and accrued liabilities	29,436	–

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

1.    Reporting entity

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 225 Promenade du Centropolis, Laval, Québec H7T 0B3. The condensed consolidated interim financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. and NeuroBioPharm Inc. The Corporation focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries. The Corporation develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process Neptune OceanExtractTM.  The Corporation develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil - NKO® and ECO Krill Oil - EKOTM, as well as its protein concentrated Neptune Krill Aquatein - NKATM.  Its products are aimed at the nutraceutical, biopharmaceutical, cosmetics and pet food markets.

The Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance its research and development activities and its clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.    Basis of preparation

(a)   Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements. These condensed consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended February 29, 2012.

(b)   Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Equity warrants and stock options which are measured at fair value at date of grant pursuant to IFRS 2;

•	Liabilities for warrants which are measured at fair value;

•	Debenture conversion options and derivative financial liabilities which are measured at fair value; and

•	Non-interest refundable contribution which is measured at fair value at the time of the grant.

(c)   Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)   Use of estimates and judgements:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

2.    Basis of preparation (continued):

(d)   Use of estimates and judgements (continued):

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	Assessing the recognition of contingent liabilities.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Utilization of tax losses and investment tax credits;

•	Measurement of derivative financial liabilities and stock-based compensation; and

•	Collectability of trade receivable.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.    Capital and other components of equity:

(a)   Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➢ Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➢ Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

(b)   Private placements:

On May 3 and May 13, 2011, the Corporation closed the two portions of a private placement financing, from U.S. and Canadian accredited investors, for gross proceeds of $12,419,768.

A portion of the proceeds came from US institutional investors for 2,722,222 common shares at US$2.25 per share and warrants (the “2011 Private placement - US” warrants) to purchase 680,556 additional common shares.  The warrants to purchase additional shares will be exercisable at a price of US$2.75 per share for 18 months commencing one day following their issue date.  The other portion of the proceeds came from Canadian institutional investors for 3,062,835 common shares at $2.15 per share and warrants (the “2011 Private placement - CA” warrants) to purchase 765,709 additional shares.  The warrants to purchase additional shares will be exercisable at a price of $2.65 per share for 18 months commencing one day following their issue date.  Because the 2011 Private placement - US warrants are exercisable at a price denominated in a currency other than the Corporation’s functional currency, they were determined to be a derivative financial liability.  Total issue costs related to these transactions amounted to $942,638.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

3.    Capital and other components of equity (continued):

(c)   Warrants:

The warrants of the Corporation are composed of the following as at May 31, 2012 and February 29, 2012:
		May 31, 2012		February 29, 2012

	Number outstanding	Amount	Number outstanding	Amount

2011 Private placement - CA	764,459	$741,990	765,709	$743,195
2011 Private placement - US	680,556	796,365	680,556	573,688
	1,445,015	$1,538,355	1,446,265	$1,316,883

	May 31, 2012	February 29, 2012

Classified as:
Equity	$741,990	$743,195
Liability	796,365	573,688
	$1,538,355	$1,316,883

The significant terms of the warrants are as follows:

		Exercise price	Expiry

2011 Private placement - CA		$2.65	November 3, 2012
2011 Private placement - US	USD	2.75	November 3, 2012

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

3.    Capital and other components of equity (continued):

(d)                 Subsidiary options:

		May 31, 2012		February 29, 2012

	Number outstanding	Amount	Number outstanding	Amount

Acasti Pharma Inc.
Series 4 warrants	5,732,350	$326,992	5,775,500	$299,779
Options outstanding under stock-based compensation plan	5,502,500	1,433,884	3,347,500	919,604
Private placement warrants
Series 6	375,000	306,288	375,000	306,288
Series 7	375,000	47,850	375,000	7,027
	11,984,850	2,115,014	9,873,000	1,532,698

NeuroBioPharm Inc.
Series 2011-2 warrants	3,450,075	8,822	800,000	5,461
Series 2011-3 warrants	8,050,175	139,279	6,303,929	128,358
Options outstanding under stock-based compensation plan	496,250	11,619	496,250	10,136
	11,996,500	159,720	7,600,179	143,955
	23,981,350	$2,274,734	17,473,179	$1,676,653

	May 31, 2012	February 29, 2012

Classified as:
Equity (1)	$2,274,734	$1,676,653
Liability	–	–
	$2,274,734	$1,676,653

(1)	Recorded as “subsidiary options” in total equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

3.    Capital and other components of equity (continued):

(d)   Subsidiary options (continued):

The characteristics of the Acasti subsidiary warrants are as follows:

Series 4 allows the holder to purchase one Class A share of Acasti for $0.25 per share until October 8, 2012.

Series 6 allows the holder to purchase one Class A share of Acasti for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share of Acasti for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.

On April 12, 2011, NeuroBioPharm proceeded with the following transactions affecting its capital structure:

•	NeuroBioPharm consolidated all classes of its capital stock on a 2:1 basis.

•	NeuroBioPharm exchanged the resulting 50 Class A shares for 1,000 new Class A shares, 26,000,000 Class H shares redeemable for $0.45 per share and 6,000,000 Series 2011-1 warrants.

•
NeuroBioPharm exchanged the resulting 17,500,000 Class C shares, 3,500,000 Series 4 warrants and 1,500,000 Series 5 warrants for 17,500,000 Class G shares redeemable for $0.20 per share, 3,450,075 Series 2011-2 warrants and 8,050,175 Series 2011-3 warrants.

•	The Corporation converted its accounts receivable in the amount of approximately $850,000 into 8,500,000 Class A shares.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 2011-2 allows the holder to purchase one Class A share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until April 12, 2016.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

4.    Non-controlling interest:

During the three-month period ended May 31, 2012, the Corporation’s participation in Acasti changed as follows:

Throughout the three-month period ended May 31, 2012, various holders of Acasti warrants exercised their right to purchase Class A shares, resulting in the issuance of 53,150 shares by Acasti and cash proceeds of $13,287.

The distribution of the shareholdings of issued and outstanding Acasti’s capital stock between the Corporation and other shareholders as at May 31, 2012 and February 29, 2012 is detailed as follows:

			May 31, 2012

	Corporation	Other shareholders	Total

Class A shares	41,367,733	31,322,305	72,690,038

Votes	57%	43%	100%

Participation	57%	43%	100%

			February 29, 2012

	Corporation	Other shareholders	Total

Class A shares	41,367,733	31,269,155	72,636,888

Votes	57%	43%	100%

Participation	57%	43%	100%

Class A shares are voting (one vote per share), participating and without par value.

Class B shares are voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

Class C shares are non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions.

Throughout the three-month period ended May 31, 2012, the Corporation owned 99% of NeuroBioPharm’s issued and outstanding capital stock.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

5.    Share-based payment:

Description of the share-based payment arrangements:

At May 31, 2012 the Corporation has the following share-based payment arrangements:

(a)   Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX on the eve of the grant.  Under this plan, 6,850,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The Corporation’s stock-option plan allows the Corporation to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The Board of Directors adopted the amendments to the Amended and Restated Stock Option Plan on May 9, 2012. The proposed amendments deal with, amongst other things: (i) the conversion of the Stock Option Plan from a "fixed" plan to a "rolling" plan, (ii) the clarification of the powers of the Board, (iii) the clarification of the early termination of options upon the concurrence of certain predetermined events, (iv) allowing the Board to make certain amendments to the Stock Option Plan, (v) providing for a blackout period extension, (vi) providing for change of control and sale of the Corporation clauses and (vii) other "housekeeping" changes. On June 21, 2012, the resolution was passed by a simple majority of the votes cast by shareholders present in person or by proxy at the Annual Shareholders Meeting.

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at March 1, 2012 and 2011	$2.46	3,768,000	$2.27	3,871,625
Forfeited	3.41	(43,750)	3.38	(80,000)
Exercised	1.86	(117,000)	2.56	(67,500)
Granted	3.16	2,685,000	2.28	125,000
Outstanding at May 31, 2012 and 2011	$2.76	6,292,250	$2.25	3,849,125

Exercisable at May 31, 2012 and 2011	$2.24	1,993,664	$2.35	1,966,980

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

5.    Share-based payment (continued):

(a)   Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the three-month periods ended:

	Three-month period ended May 31, 2012	Three-month period ended May 31, 2011

Dividend	0.0234%	0.0234%
Risk-free interest	1.28%	1.95%
Estimated life	2.43 years	2.31 years
Expected volatility	68.46%	69%

The weighted average of the fair value of the options granted to employees during the three-month period ended May 31, 2012 is $1.11 (2011 - $0.91). The weighted average of the fair value of the options granted to non-employees during the three-month period ended May 31, 2012 is $1.22 (2011 - $1.08).

(b)   Acasti Pharma stock-based compensation plan:

The subsidiary Acasti Pharma has established a stock-based compensation plan for administrators, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under the plan is not lower than the closing price of the shares listed on the eve of the grant. Under this plan, the maximum number of options that can be issued equalled the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On March 21, 2011, Acasti’s Board of Directors amended the incentive stock option plan (the ‘’Plan’’). The amendments to the Plan were approved by the shareholders on June 22, 2011. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444. On June 21, 2012, Acasti’s shareholders approved the renewal of the corporation stock option plan, under which the maximum number of options that can be issued is 7,269,379, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

5.    Share-based payment (continued):

(b)   Acasti Pharma stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at March 1, 2012 and 2011	$1.15	3,347,500	$0.25	800,000
Forfeited	–	–	–	–
Exercised	–	–	–	–
Granted	2.10	2,155,000	0.75	25,000
Outstanding at May 31, 2012 and 2011	$1.52	5,502,500	$0.27	825,000

Exercisable at May 31, 2012 and 2011	$0.71	1,195,250	$0.25	582,500

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

	Three-month period ended May 31, 2012	Three-month period ended May 31, 2011

Dividend	–	–
Risk-free interest	1.33%	2.56%
Estimated life	4.15 years	4.21 years
Expected volatility	70.58%	88.30%

The weighted average of the fair value of the options granted to employees during the three-month period ended May 31, 2012 is $0.99 (2011 - $0.41).

(c)   NeuroBioPharm stock-based compensation plan:

On May 25, 2011, the Board of Directors approved the establishment of a stock option plan for Board members, executive officers, employees and consultants of the NeuroBioPharm. The maximum number of Class A shares that may be issued under the plan is 600,000 Class A shares, with specified individual limits established for consultants, investor relations and individuals. The exercise price of the options will be determined by the Board of Directors but may not be lower than either (i) the price per share obtained in the latest arm’s length private placement within the last year and (ii) the demonstration of value in one of the following ways: formal valuation; deferred expenditures incurred within the five previous years which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which NeuroBioPharm intends to conduct a recommended research and development program in the following twelve months; net tangible assets; five times average cash flows; or some other determination of value acceptable to a recognized stock exchange  where the securities of NeuroBioPharm are listed, if applicable. The life of the option will be of a maximum of 10 years.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

5.    Share-based payment (continued):

(c)   NeuroBioPharm stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at March 1, 2012 and 2011	$0.50	496,250	$–	–
Forfeited	–	–	–	–
Exercised	–	–	–	–
Granted	–	–	0.50	546,250
Outstanding at May 31, 2012 and 2011	$0.50	496,250	$0.50	546,250

Exercisable at May 31, 2012 and 2011	$0.50	248,134	$–	–

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month period ended May 31, 2011:

2011

Dividend	–
Risk-free interest	2.09%
Estimated life	3.80 years
Expected volatility	75%

The weighted average of the fair value of the options granted to employees during the three-month period ended May 31, 2011 is $0.02.

No options were granted during the three-month period ended May 31, 2012.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

5.    Share-based payment (continued):

d)   Other stock-based compensation:

From time to time, the Corporation awards incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti and Series 2011-2 and Series 2011-3 warrants it owns in its subsidiary NeuroBioPharm. The rights vest gradually. All are subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over Acasti warrants are as follows:

	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights

Outstanding at March 1, 2012 and 2011	$0.33	5,715,500	$0.27	5,792,500
Forfeited	–	–	0.29	(17,500)
Exercised	0.27	(53,150)	–	–
Granted	–	–	1.25	165,000
Outstanding at May 31, 2012 and 2011	$0.33	5,662,350	$0.33	5,940,000

Exercisable at May 31, 2012 and 2011	$0.30	5,001,100	$0.27	4,785,000

The number and weighted average exercise prices of rights over NeuroBioPharm warrants are as follows:

	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights

Outstanding at March 1, 2012 and 2011	$0.51	7,023,427	$0.13	5,750,000
Cancelled	–	–	0.10	(5,000)
Series 4 exchanged	–	–	0.13	(5,745,000)
Series 2011-3 granted	–	–	0.43	6,605,149
Forfeited	–	–	0.45	(15,750)
Exercised	–	–	–	–
Granted	0.75	730,000	0.64	1,524,279
Outstanding at May 31, 2012 and 2011	$0.53	7,753,427	$0.47	8,113,678

Exercisable at May 31, 2012 and 2011	$0.45	4,697,280	$0.41	5,229,684

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

5.    Share-based payment (continued):

d)   Other stock-based compensation (continued):

The fair value of rights over NeuroBioPharm warrants granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

	Three-month period ended May 31, 2012	Three-month period ended May 31, 2011

Dividend	–	–
Risk-free interest	1.20%	2.04%
Estimated life	2.91 years	2.57 years
Expected volatility	74.44%	75.00%

The weighted average of the fair value of the rights granted to employees during the three-month period ended May 31, 2012 is $0.01 (2011 - $0.01).

6.    Partnership and collaboration agreements:

In 2008, the Corporation received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Corporation’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix.  An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market.  In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties.  No revenues have been recognized by the Corporation under this agreement.  As at May 31, 2012, an amount of $797,321 is included in “advance payments” in the consolidated statement of financial position ($813,203 - February 29, 2012).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

7.    Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s interest-bearing loans and borrowings, which are measured at amortized cost.

	May 31, 2012	February 29, 2012

Non-current loans and borrowings
Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking mortgage on all movable assets (except for accounts receivable and inventories), current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement), and a second-ranking mortgage on all accounts receivable and inventories, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.
	$1,724,740	$1,847,936

Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016.	1,808,239	1,952,898

Refundable contribution obtained from a federal program, without collateral or interest, payable in monthly instalments of $50,623, from March 2016 to February 2021. The amount recorded is net of differed financial expenses of $1,295,067. The cash contribution received of $3,037,393 has been recorded at its estimated fair value of $1,742,326, using a discount rate of 9%.	1,742,326	–

Two refundable contributions obtained from a federal program available for small and medium-sized businesses, without collateral or interest, payable in semi-annual instalments of $9,702 until October 2012.	9,702	19,403

Finance lease liabilities, interest rates varying from 7.1% to 10.6%, payable in average monthly instalments of $2,091 ($2,589 as at February 29, 2012), maturing at different dates until 2014.	11,176	13,933
	5,296,183	3,834,170

Less current portion	941,810	988,898

Loans and borrowings - non-current	$4,354,373	$2,845,272

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

7.    Loans and borrowings (continued):

	May 31, 2012	February 29, 2012

Current loans and borrowings
Current portion of mortgage loans	$926,760	$962,925

Current portion of contributions from a federal program	9,702	19,403

Current portion of finance lease liabilities	5,348	6,570
	941,810	988,898

Authorized operating line of credit of $1,570,000, bearing interest at the prime rate plus 2.50%, representing an effective interest rate of 5.50% (February 29, 2012 - 2.50% and 5.50%, respectively). The line of credit is guaranteed by a first-ranking movable mortgage on all accounts receivable and inventories, a second-ranking mortgage on the production plant and a third-ranking mortgage on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). The Corporation has an authorized exchange line of credit of $200,000, bearing interest at the prime rate plus 1.75%. The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit.
	810,000	1,920,000
Current loans and borrowings	$1,751,810	$2,908,898

8.    Determination of fair values:

Derivatives over equity:

The fair value of the 2011 Private placement - US is determined by using valuation models incorporating the following estimates and assumptions at the following dates:

	May 31, 2012	February 29, 2012

Valuation model	Black & Scholes	Black & Scholes
Dividend yield	–	–
Volatility	63.22%	64.42%
Estimate life	0.42 year	0.67 year
Risk-free rate	0.18%	0.18%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

8.    Determination of fair values (continued):

Included in finance costs is the change in fair value of these derivatives over equity:

	May 31, 2012	May 31, 2011

2011 Private placement - US	$222,677	$351,567

9.    Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.

•	Acasti Pharma Inc. develops and commercializes pharmaceutical applications for cardiovascular diseases.

•	NeuroBioPharm Inc. develops and commercializes pharmaceutical applications for neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

Information about reportable segments is as follows:

Three-month period ended May 31, 2012:

	Nutraceutical	Cardiovascular	Neurological	Intersegment eliminations	Total

Revenue from external sales	$6,139,472	$13,658	$–	$–	$6,153,130
Revenue from internal sales or internal research contracts	78,191	–	–	(78,191)	–
Depreciation and amortization	(186,158)	(166,258)	(81,325)	245,611	(188,130)
Stock-based compensation	(990,954)	(529,627)	(99,960)	–	(1,620,541)
Interest income	38,024	7,199	–	(13,125)	32,098
Interest expense	(258,606)	(869)	(13,125)	13,125	(259,475)
Reportable segment profit (loss)	139,576	(1,575,980)	(503,713)	245,611	(1,694,506)
Reportable segment assets	53,691,415	15,112,556	4,547,270	(24,719,075)	48,632,166
Reportable segment liabilities	14,933,890	1,676,280	18,834,917	(19,598,033)	15,847,054

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

9.    Operating segments (continued):

Three-month period ended May 31, 2011:

	Nutraceutical	Cardiovascular	Neurological	Intersegment eliminations	Total

Revenue from external sales	$4,283,234	$–	$–	$–	$4,283,234
Revenue from internal sales or internal research contracts	302,293	82,978	–	(385,271)	–
Depreciation and amortization	(188,677)	(166,972)	(81,325)	245,611	(191,363)
Stock-based compensation	(356,698)	(148,294)	(83,229)	–	(588,221)
Interest income	6,299	8,760	–	–	15,059
Interest expense	(439,024)	(385)	–	–	(439,409)
Reportable segment loss	(69,662)	(1,023,304)	(411,514)	245,611	(1,258,869)
Reportable segment assets	38,709,971	10,442,058	3,801,934	(19,039,891)	33,914,072
Reportable segment liabilities	9,582,400	1,560,230	16,593,695	(17,510,216)	10,226,109

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the group or receive financing from the nutraceutical segment.

10.  Commitments and contingencies:

(a)   Contingencies:

(i)
On or around January 27, 2010, the Corporation and Acasti Pharma Inc. filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000,000.

On September 28, 2011, Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300,000. The Corporation denies all material allegations made by Valensa.

The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at May 31, 2012 for this matter.

(ii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc. and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages.

The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at May 31, 2012 for this matter.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

10.  Commitments and contingencies (continued):

(a)   Contingencies (continued):

(iii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC and Azantis Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at May 31, 2012 for this matter.

(iv)
On December 22, 2011, the Corporation received a motion filed by the University of Sherbrooke, the worldwide registered owner of patents relating to the extraction process (the “Patents”) licensed to the Corporation, asking the Court to order the transfer and force the Corporation to take ownership of the Patents.

The case is currently pending and no trial dates have been set.

(b)   Commitments:

(i)
In September 2011, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology. The Joint Venture will manufacture and commercialize Neptune’s krill products in Asia, the world's largest market for such products.

The initial cost of the project is expected to be USD$30,000,000 and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw materials and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments. The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

(ii)
In December 2011, the Corporation announced the official start of its Phase I plant expansion. Financing agreements in the amount of $15,500,000 were entered into shortly after the end of the third quarter. The financing is in the form of a standard loan in the amount of $9,000,000 bearing interest at prime rate plus 2% with a five-year term, an interest-free loan in the amount of $3,500,000 with a ten-year term, and a $3,000,000 government grant. As at May 31, 2012, the Corporation signed agreements amounting to approximately $1,100,000 with various suppliers with respect to the plant expansion.

(iii)
In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation has reserved certain rights relating to these projects.

A Corporation’s subsidiary initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $4,136,000. As at May 31, 2012, an amount of $224,630 is included in ''Trade and other payables'' in relation to these projects.

11.  Related parties:

Transaction with key management personnel:

Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period.  The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the three-month period ended May 31, 2012, total royalties included in operating expenses amounted to $61,265 (three-month period ended May 31, 2011 - $45,206). As at May 31, 2012, the balance due to this corporation under this agreement amounts to $114,012 (February 29, 2012 - $189,748). This amount is presented in the consolidated statement of financial position under ''Accounts payable and accrued liabilities''.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

11.  Related parties (continued):

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 4% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the periods ended May 31, 2012 and 2011:

	2012	2011

Share-based compensation costs	$530,449	$291,563

12.  Subsequent event:

On June 21, 2012, NeuroBioPharm filed a Canadian preliminary non-offering prospectus to become a reporting issuer under Canadian securities regulation. Upon qualification of this prospectus with the securities regulatory authorities, 2,000,000 units of NeuroBioPharm will be distributed by way of dividend-in-kind, to the holders of record of the Corporation’s shares. Under the terms of the proposed distribution, the holder of record of the Corporation’s common shares on the record date will receive one unit for each lot of 24.90 common shares held. Each unit will consist of one Class A share of NeuroBioPharm and two of a Series 2011-1 warrant. The proposed distribution is subject to regulatory review and is expected to be finalized during the Corporation’s second quarter of fiscal 2013.